Regulatory Announcement

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Company	BAE SYSTEMS PLC
TIDM	BA.
Headline	Bond holder meeting
Released	07:00 10-Jan-06
Number	6788W

10 January 2006

BAE SYSTEMS PLC
£100,000,000
10 ¾ per cent. Bonds due 2014
and
£150,000,000
11 ⅞ per cent. Bonds due 2008

BAE Systems plc (the "**Company**") announces that notices (each a "**Notice of Meeting**") have been published on 10 January 2006 relating to meetings of the 2014 and 2008 Bondholders to be held on 1 February 2006. The purpose of each meeting is to consider, and if thought fit approve, Extraordinary Resolutions to make certain amendments to the terms and conditions of the Bonds. These proposals are detailed in a Consent Solicitation Statement dated 10 January 2006 (the "**Consent Solicitation Statement**") available to Bondholders as indicated in the Notice of Meeting. Holders of Bonds which are held by Clearstream or Euroclear should contact the relevant corporate action departments.

To participate in the relevant meeting Bondholders must provide their instructions in the normal way so that instructions are received by the Principal Paying Agent (the "**Principal Paying Agent**") by 11.00 a.m. in the case of the 2014 Bonds and 11.30 a.m. in the case of the 2008 Bonds on 30 January 2006 (the "**Expiration Date**"). Bondholders who submit (and do not revoke) electronic voting instructions which are received by the Principal Paying Agent by 11.00 a.m. in the case of the 2014 Bonds or 11.30 a.m. in the case of the 2008 Bonds on 24 January 2006 (the "**Early Participation Date**") will be eligible to receive a payment from the Issuer of £0.75 per £100 principal amount of Bonds which are the subject of a Bondholder's instruction (the "**Early Participation Consent Fee**"). The receipt of the Early Participation Consent Fee is subject to the passing of the resolutions in relation to both the Bond issues, subject to and unless the Company in its sole discretion decides to waive the condition that resolutions in respect of both Bond issues are passed. Bondholders who submit (and do not revoke) electronic voting instructions after the Early Participation Date and before the relevant time on the Expiration Date will receive £0.50 per £100 principal amount of Bonds which are the subject of instructions, subject to the passing of the resolutions as aforesaid (the "**Final Consent Fee**"). Bondholders who do not submit electronic voting instructions are not entitled to either the Early Participation Consent Fee or the Final Consent Fee.

The proposals are made subject to the conditions contained in the Consent Solicitation Statement and terms used in this announcement and not otherwise defined have the meanings given to them in the Consent Solicitation Statement.

UBS Limited is the sole Dealer Manager. Copies of the Notice of Meeting and Consent Solicitation Statement are available from the Principal Paying Agent, Deutsche Bank, London Branch, at 1 Great Winchester Street, London EC2N 2DB. For further information please contact the Liability Management Group at UBS Limited on +44 20 7568 3118.

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